FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

RELEVANT INFORMATION.
RESIGNATION OF REGULAR DIRECTOR
ALFREDO CASTILLO TRIGUERO.
FRONT LINE MANAGEMENT MODIFICATIONS.

Buenos Aires, June 16 2022

Messrs.

Securities and Exchange Commission

RELEVANT INFORMATION. RESIGNATION OF REGULAR DIRECTOR ALFREDO CASTILLO TRIGUERO. FRONT LINE MANAGEMENT MODIFICATIONS.

With due consideration:

We hereby address you as proxies of BBVA Argentina S.A., in order to inform that the Board of Directors of Banco BBVA Argentina S.A. Accepted today the resignation of the Regular Director Alfredo Castillo Triguero as from today. Thus, it was expressly stated that such resignation was not intentional or untimely but due to his application for the retirement and pension benefits.

Thus, we inform that at the aforementioned meeting, the Board has decided to make modifications within the Front Line Management. In this regard, Mrs. Monica Gabriela Etcheverry was appointed to be in charge of the Directorate of Internal Control and Compliance.

Sincerely in yours.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: June 16th, 2022	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer